Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151169

SUPPLEMENT NO. 6

DATED DECEMBER 17, 2008

TO THE PROSPECTUS DATED JUNE 30, 2008

OF

HATTERAS FINANCIAL CORP.

15,103,937 Shares of Common Stock

In this prospectus supplement, references to “we,” “our,” and “us” refer to Hatteras Financial Corp.

This prospectus supplement updates the prospectus dated June 30, 2008, as amended by the prospectus supplements dated July 11, 2008, August 11, 2008, August 25, 2008, November 3, 2008 and December 15, 2008, relating to the offer for sale of up to an aggregate of 15,103,937 shares of common stock by the selling stockholders identified in the prospectus, and any of their pledges, donees, transferees or other successors-in-interest.

We are providing this prospectus supplement to update the table under the caption “Selling Stockholders” in the prospectus dated June 30, 2008. The following updated information is based upon information provided to us by the selling stockholders and is accurate to our knowledge as of the date of this prospectus supplement. The table below reflects the transfer by Henry Ford Health Care Corporation Master Retirement Trust and Henry Ford Health System, which are no longer selling stockholders, of an aggregate of 9,350 shares of common stock to Boston Partners All Cap Value Fund, an existing selling stockholder:

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Resale	Shares of Common Stock Offered by this Prospectus	Shares of Common Stock Beneficially Owned After Resale (1)	Percentage of Class Beneficially Owned After Resale (2)
Boston Partners All Cap Value Fund (3)	13,240	13,240	—	—

(1)

Assumes that the named selling stockholder sells all of the shares of our common stock it holds that are covered by the prospectus and neither acquires nor disposes of any other shares, or right to purchase other shares, of our common stock subsequent to the date as of which it provided information to us regarding its holdings. Because the selling stockholder is not obligated to sell all or any portion of the shares of our common stock shown as offered by it, we cannot estimate the actual number of shares of our common stock that will be held by the selling stockholder upon completion of this offering.

(2)	Calculated using 36,186,127 shares of common stock outstanding as of December 16, 2008.
(3)

Robeco Investment Management, Inc. acts as investment adviser for this selling stockholder. The selling stockholder has indicated that Duilio Ramallo has investment power over the shares that this selling stockholder beneficially owns. The investment adviser is affiliated with a broker-dealer. The selling stockholder represented that it purchased the shares in the ordinary course of business and, at the time of the purchase of the shares to be resold, the selling stockholder did not have any agreement or understandings, directly or indirectly, with any person to distribute the shares.

This prospectus supplement is not complete without the prospectus dated June 30, 2008, as amended by the prospectus supplements dated July 11, 2008, August 11, 2008, August 25, 2008, November 3, 2008 and December 15, 2008, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus and the prior prospectus supplements.

The date of this prospectus supplement is December 17, 2008.